Exhibit 99.5

A free translation of original document

Agreement in relation to the

Corporate Governance of SQM

In Santiago, on December 18, 2017:

(i)	Sociedad de Inversiones Pampa Calichera S.A., Taxpayer No. 96.511.530-7 (“Pampa Calichera”), open corporation, represented by Mr. Patricio Contesse Fica, national identity card No. 15.315.085-0;

(ii)	Potasios de Chile S.A., Taxpayer No. 76.165.311-3 (“Potasios de Chile”), open corporation, represented by Mr. Patricio Contesse Fica, previously identified; and

(iii)	Inversiones Global Mining (Chile) Limitada, limited partnership, Taxpayer No. 96.863.960-9, represented by Mr. Ricardo Moreno Moreno, national identity card No. 10.373.813-K (“Global Mining” and together with Pampa Calichera and Potasios de Chile denominated as the “Pampa Group”), all the foregoing domiciled, for these purposes, at El Trovador 4285, 11th floor, Las Condes district; the appearing parties agree to the following agreement in relation to the corporate governance of Sociedad Química y Minera de Chile S.A. (“SQM”).

ONE: General Information

a)	By means of a private contract dated December 21, 2006, Pampa Calichera and Kowa Company Ltd. signed a joint action agreement with SQM. Said agreement was modified by means of a private deed dated April 3, 2008, and through responses issued by Pampa Calichera and Kowa Company Ltd. on March 17, 2009, to the ordinary offices Nos. 2,806 and 2,807 of the Superintendence of Securities and Insurance, both dated January 30, 2009, respectively.

b)	By means of a private contract dated April 17, 2017, Pampa Group, Kowa Company Ltd. (“Kowa”), Inversiones La Esperanza Chile Limitada (“La Esperanza”), Kochi S.A. (“Kochi”), La Esperanza Delaware Corporation (“La Esperanza” and together with Kowa, La Esperanza and Kochi denominated as the “Kowa Group”), Inversiones El Boldo Limitada (“El Boldo”), Inversiones RAC Chile Limitada (“RAC”), and Inversiones PCS Chile Limitada (“Inversiones PCS” and together with El Boldo and RAC denominated as the “PCS Group”) entered into an agreement to strengthen the corporate governance of SQM, all of the above in the best interest of said company and its shareholders.

TWO: Arbitrations between CORFO and SQM and subsidiaries.

As is public knowledge, and as reported by SQM, there are currently three arbitrations between CORFO and SQM and subsidiaries related to the Salar de Atacama. In particular:

CORFO filed an arbitration claim against SQM, SQM Salar S.A. ("SQMS"), and SQM Potassium S.A. ("SQMK") in May 2014 pursuant to which the applicant: (a) requested the early termination of the lease agreement signed on November 12, 1993 (the "Lease") due to (i) alleged failure to pay in full quarterly lease payments linked to certain products during the 2009-2013 period; and (ii) alleged lack of ownership of mining rights, with compensation for damages; (b) requested the early termination of the project contract signed on November 12, 1993 and other related contracts, among other matters, with compensation for damages; and (c) requested from SQMS and SQM the declaration of whether the lease payments paid by SQMS under the Lease have been adjusted to the agreement of the parties, and whether the lease payment calculation method applied has been beneficial for CORFO.

On August 17, 2016, CORFO notified a new arbitration claim against SQMK, SQM and SQMS, pursuant to which it requests the anticipated termination of the project contract signed on November 12, 1993 and other related contracts, among other matters.

In turn, on September 28, 2016, SQM and SQMS started a process to constitute a third arbitration with CORFO, through which they seek to obtain a declaratory judgment which determines that, in the payment of lease rent paid under the Lease for the entire period of said contract, CORFO has suffered no losses.

THREE Motivation of Pampa Group.

As shareholders of SQM, the Pampa Group has been interested in the development of the conflicts that this company maintains with CORFO since 2014 as a result of the arbitration procedures referred to in clause TWO above.

Within the framework of interactions with the Executive Vice-Presidency of CORFO, the latter required certain binding commitments from the Pampa Group to reinforce the corporate governance in SQM, which are indicated in the fourth clause below.

FOUR: Obligations.

By means of this agreement, the Pampa Group, with the aim of reaching a comprehensive solution for the corporate interest of SQM and all its shareholders, that allows Chile to position itself in a strategic position in the lithium and electric vehicle market in general, unilaterally and irrevocably binds itself with CORFO to the following, according to the terms, conditions and time periods indicated in each case:

a)	To appoint and maintain appointed, with SQM’s series A shares, owned by them, at least one independent director in accordance with the terms set forth in article 50 bis of the Corporations Act.

The obligation established in this letter a) will have a validity that expires on December 31, 2030.

b)	As vicariously liable (“promesa de hecho ajeno”), the matters indicated below must be approved by the absolute majority of the members of SQM's board of directors, and therefore, the chairman of the board of directors shall not exercise the casting vote established in the bylaws of said company and in the law for the following matters when they must be decided by the board of directors: (i) making donations or any other act or contract, gratuitously; (ii) entering into transactions with parties related to the Pampa Group, and (iii) initiating any type of jurisdictional action with respect to CORFO, or the State of Chile, subject, in the latter case, to the fact that it be related to any contract, agreement, or convention in which CORFO is a party or has an interest in. The foregoing does not cover the counterclaims that SQM may make in the event that it was CORFO or the State of Chile that previously acted in the aforementioned area.

The obligations set forth in this letter b) shall have a validity that expires on December 31, 2030

c)	To vote at all the respective shareholders' meetings, with SQM’s Series B shares, by a candidate for independent director in accordance with the terms established in article 50 bis of the Corporations Act, who had been nominated as director for said series of actions, only in the case that one or more directors have been nominated as independent. Likewise, no person related to the Pampa Group may be nominated or voted as director of the B series.

The obligations set forth in this letter c) shall have a validity that expires on December 31, 2030

d)	To not nominate or vote for Mr. Julio Ponce Lerou, or any relative of his up to and including the second degree of consanguinity, as director of SQM or SQMS. Likewise, as vicariously liable (promesa de hecho ajeno), SQM directors and SQMS directors may not nominate or vote for these same people as executive managers of SQM and SQMS.

The obligations set forth in this letter d) shall have a validity that expires on December 31, 2030

e)	To terminate the joint action agreement with Kowa referred to in letter a) of above clause ONE.

The obligation indicated in this letter e) must be fulfilled within 30 days as of the fulfillment of the conditions and terms indicated in the following clause FIVE.

f)	To not terminate the agreement with the PCS Group and the Kowa Group referred to in letter b) of clause ONE above. This obligation shall terminate immediately if any of the following two events should take place: (i) that PCS Group loses the ability to appoint at least three directors elected with SQM’s series A shares, or (ii) that the Kowa Group loses the ability to appoint at least one director elected with the SQM’s series A shares.

The obligation set forth in this letter f) shall have the previously mentioned duration and, in any case, its validity expires on December 31, 2020.

g)	As vicariously liable (promesa de hecho ajeno), the directors appointed with SQM’s series A shares owned by the Pampa Group, shall vote for the independent director indicated in letter a) above as SQM’s Chairman of the Board of Directors.

The obligations set forth in this letter g) shall have a validity that expires on March 31, 2022.

h)	To not agree on a joint action agreement with third parties that allows it to acquire the status of sole controller or joint controller, as defined by article 97 of the Securities Market Law.

The obligations set forth in this letter h) shall have a validity that expires on December 31, 2030.

i)	To not sign any commercial and/or joint participation agreement with any person or legal entity, other than SQM, that extracts brines with lithium content within mining properties owned by CORFO and that are located in the Salar de Atacama.

The obligations set forth in this letter i) shall have a validity that expires on December 31, 2030

FIVE: Conditions.

All the obligations set forth in above clause FOUR are subject to the following copulative conditions precedents:

a)	That within a period not exceeding one hundred and twenty calendar days as of this date, CORFO accepts the obligations set forth above, and that its Directing Council fully approves this agreement.

b)	That CORFO and SQM and affiliates amend the lease agreements on mining rights denominated OMA in the Salar de Atacama and others that are pertinent to the satisfaction of said parties;

c)	That the agreements between CORFO and SQM and subsidiaries, which are referred to in above letter a), have all the authorizations required by the legal system so that they can be fully executed in accordance with their terms, including authorizations from CORFO, the Chilean Nuclear Energy Commission, the State Defense Council, and the General Comptroller Office.

SIX: Validity.

All the obligations established in this agreement shall be annulled, ipso facto, and shall not bind the Pampa Group in any way, nor shall it give any right to CORFO, with the exception of the obligation established in clause Four letter h) of this agreement, if in a copulative manner, and for any reason, the Pampa Group and Julio Ponce Lerou, including their related persons, in both cases, lose the ability to appoint at least three directors for SQM’s series A shares.

Likewise, all obligations set forth in this agreement shall be annulled, ipso facto, and shall not bind the Pampa Group in any way, nor shall it give any right to CORFO, if, under any circumstances, Julio Ponce Lerou, by himself and/or through other legal entities, definitively and absolutely ceases to have the position of controller or co-controller of Pampa Calichera, Global Mining, or Potasios de Chile, in accordance with article 97 of the Securities Market Law.

It is expressly recorded that the obligations set forth in this agreement shall not affect the shares issued by SQM, owned by the Pampa Group, in the event that they are sold and acquired by a third party unrelated to Pampa Group.

SEVEN: SQM’s Administration.

It is expressly recorded that SQM's business and affairs shall be handled by its administration under the direction of SQM’s board of directors, and not by the parties to this agreement. None of the provisions of this agreement shall limit the powers or authority of SQM's board of directors or administration, nor shall it give any of the parties the right or power to direct SQM’s board of directors or administration to execute or omit any type of action.

EIGHT: Applicable legislation.

This agreement is subject to the laws of the Republic of Chile.

NINE: Arbitration.

Any difficulty or controversy that may arise between the appearing parties and CORFO, in whose direct benefit the obligations in the preceding clauses were set forth, and are subject to the acceptance of this agreement, with respect to the application, interpretation, duration, validity, execution, compliance, non-compliance, non-performance, ineffectiveness of this document, or any other reason, shall be resolved through arbitration in accordance with the Rules of Arbitration Procedure of the Arbitration and Mediation Center of the Santiago Chamber of Commerce (“el Centro de Arbitraje y Mediación de la Cámara de Comercio de Santiago”), which is in force at the time of requesting arbitration.

The parties confer an irrevocable special power of attorney to the Santiago Chamber of Commerce A.G. (“la Cámara de Comercio de Santiago A.G.”), so that, at the written request of any of them, it may appoint a legal arbitrator from among the members of the arbitration body of the Santiago Arbitration and Mediation Center (CAM) (“el Centro de Arbitraje y Mediación). Each party may challenge, without expressing a reason, up to a maximum of two of the arbitrators that are appointed at the time provided for in the Rules of Arbitration Procedure.

There shall be no appeal against the arbitrator's decisions. The court is specially empowered to resolve any matter related to its competence and/or jurisdiction.

TEN: Penalty clause.

In case of breach of the obligations assumed by the Pampa Group, CORFO must notify this circumstance by registered letter sent to the address indicated at the hearing, stating in detail the non-compliance claimed and the Pampa Group shall have a maximum term of thirty calendar days to correct the infringement reported by CORFO.

If during that period, the Pampa Group does not correct the infringement notified by CORFO, the latter shall have the right, as a penalty clause in accordance with article 1535 of the Civil Code, to receive the single, total, and definitive amount corresponding to the portion of the dividends that the Pampa Group has the right to receive, for the entire calendar year(s) in which the infringement took place, as a consequence of the increase in SQM's profits under the new terms of the lease agreement referred to in this agreement.

For the determination of the legal basis of the application of the fine referred to in the preceding paragraph, CORFO must submit the claim to the arbitration procedure set forth in clause NINE. In the event that, in the respective arbitration, it is resolved, by final and enforceable judgment, that the Pampa Group is obliged to pay the fine provided in this clause for having incurred in breaches of its obligations, claimed by CORFO, and that Pampa Group had not corrected said infringements in the terms established in the first paragraph of this clause, the amount of the fine shall be determined by an investment bank of international reputation, appointed by the same arbitrator, the cost of which shall be borne by the Pampa Group.

As long as the following copulative conditions are met during the term of this agreement: (i) the Pampa Group maintains the capacity to appoint at least three directors for SQM’s series A shares; (ii) the Commission for the Financial Market qualifies that the Pampa Group has agreed a joint participation agreement with an unrelated third party that allows it to acquire the status of sole controller or joint controller of SQM, pursuant to the terms of article 97 of the Securities Market Law, thus generating a breach of the obligation provided for in letter h) of Clause Four; and (iii) such qualification has been made exclusively based on the coincidence of vote within the SQM board of directors and/or at the SQM shareholders' meeting, the Pampa Group shall have the possibility of correcting said infraction, without incurring in the obligation to pay the aforementioned penalty clause, subject to the following obligations and consequences: (a) to replace the directors that are necessary, as soon as possible, but in no case after the next ordinary shareholder meeting of SQM, so that the three Directors appointed by the Pampa Group with their series A shares have the status of independent directors in accordance with the provisions of article 50 bis of the Corporations Act; and (b) a new obligation will be re-created or renewed, as the case may be, for a period of four years regarding the obligation set forth in letter g) of Clause FOUR.

It is expressly recorded that the obligations and consequences set forth in subparagraphs a) and b) of the previous paragraph, shall be annulled, ipso facto, if the resolution of the Commission for the Financial Market that qualifies the existence of a joint action agreement is annulled pursuant to the proceedings against it.

ELEVEN: Copies.

This agreement is signed in five copies with one single effect and date.

Patricio Contesse Fica
p.p. Sociedad de Inversiones Pampa Calichera S.A.

Patricio Contesse Fica
p.p. Potasios de Chile S.A.

Ricardo Moreno Moreno

p.p. Inversiones Global Mining (Chile) Limitada